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[LOGO] KINROSS                                   40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


       KINROSS SHAREHOLDERS APPROVE THE CONSOLIDATION AND DECONSOLIDATION
                              OF ITS COMMON SHARES


NOVEMBER 26, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS") held a special meeting of its shareholders today at which they approved an amendment to the Company's articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis, followed by an immediate deconsolidation (split) of such shares on a 1:100 basis. The effective date for the consolidation has changed and will now take place on Sunday, December 5, 2004 and the deconsolidation will follow immediately on Monday, December 6, 2004 at 12:01 am. This is to allow Kinross' common shares to begin trading under its new CUSIP number which is necessary to effect this transaction.

Shareholders holding less than 100 pre-consolidation shares will receive a cash payment of Cdn$9.71 or US$8.19 per share (equal to the weighted average trading price per share on the Toronto Stock Exchange for the five trading days prior to November 26, 2004). Shareholders holding 100 or more pre-consolidation shares will not be affected by the consolidation/deconsolidation other than to be asked to tender their old share certificates for a new share certificate bearing the new CUSIP number.

The Company decided to undertake this program to eliminate the large number of shareholders who hold less than 100 shares, representing approximately 41% of the total registered and beneficial holders or approximately 0.5% of the total outstanding common shares, which mainly resulted from previous business combinations. The effect of this proposal is to provide these shareholders with cash representing the value of their holdings without incurring a commission cost. Non-Canadian shareholders may be subject to a withholding tax.

Payments to shareholders with fewer than 100 shares who hold their shares beneficially through securities dealers or who have already sent in their share certificates along with a Letter of Transmittal will be made in the week following December 6, 2004. All shareholders with fewer than 100 shares who hold their shares in certificate form must send their certificates along with a Letter of Transmittal (and a Substitute Form W-9 for US shareholders) to Computershare Trust Company ("Computershare") by December 6, 2006 in order to receive payment. Those holding more than 100 shares are urged to send in their certificates and Letter of Transmittal to Computershare, which will be exchanged for a certificate with the new CUSIP number. Registered shareholders will receive a letter by mail indicating the outcome of the meeting and details of the final payout.

A copy of the Letter of Transmittal and Substitute Form W-9 (for US shareholders only) can be found on Kinross' website at WWW.KINROSS.COM.




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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                     TRACEY M. THOM
VICE PRESIDENT                          MANAGER
INVESTOR RELATIONS                      INVESTOR RELATIONS
Tel.  (416) 365-7254                    Tel. (416) 365-1362